UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. #1 )

                               US Search.com, Inc.
                                (Name of Issuer)

                         Common Shares, $.001 par value
                         (Title of Class of Securities)

                                   903381101]
                                 (CUSIP Number)

              Pequot Capital Management, Inc., 500 Nyala Farm Road
             Westport, CT  06880  Attn: David J. Malat 203/429-2200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 5, 2000
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 903381101


             SCHEDULE  13D
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1.     NAME  OF  REPORTING  PERSON
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

       Pequot  Capital  Management,  Inc.
       06-1524885
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2.     CHECK  THE  APPROPRIATE  BOX  IF  MEMBER  OF  A  GROUP*

                                                     (a)
                                                     (b)
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3.     SEC  USE  ONLY

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4.     SOURCE  OF  FUNDS*

       00
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5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDING  IS REUIRED PURSUANT TO
       ITEMS  2(d)  OR  2(e)
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6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

       CONNECTICUT
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                   7.  SOLE  VOTING  POWER
                       13,776,172
                   ------------------------------------------------------------
NUMBER  OF  SHARES
BENEFICIALLY       8.  SHARED  VOTING  POWER
OWNED  BY  EACH          0
REPORTING          ------------------------------------------------------------
PERSON  WITH        9.  SOLE  DISPOSITIVE  POWER
                       13,776,172
                    -----------------------------------------------------------
                   10.  SHARED  DISPOSITIVE  POWER
                        0
--------------------------------------------------------------------------------
11.  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

     13,776,172
-------------------------------------------------------------------------------
12.  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

     46.8%
--------------------------------------------------------------------------------
14.  TYPE  OF  REPORTING  PERSON*

     IA
--------------------------------------------------------------------------------

Item  1.  Security  and  Issuer

This Statement relates to the Common Stock, $.001 par value (the "Shares"), of US Search.com, Inc. (the "Company"), a Delaware corporation. The Company's Principal executive office is located at 5401 Beethoven Street, Los Angeles, California 90066.

Item  2.  Identity  and  Background

This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of the Reporting Person are Messrs. Arthur J. Samberg, Daniel C. Benton and Kevin E. O'Brien, the directors of the Reporting Person are Messrs. Samberg, Benton and O'Brien, and the controlling shareholders are Messrs. Samberg and Benton (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 500 Nyala Farm Road, Westport, CT 06880.

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither  of  the  Reporting  Person  nor  the  Executive Officers, Directors and
Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and the Controlling Persons are citizens of the United States.

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration

As of the date hereof, under Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of 13,776,172 of the Company's Shares ("Shares") in the accounts for which the Reporting Person exercises investment discretion (the "Accounts"). As reported previously, the Accounts purchased 100,000 shares of the Company's Series A Preferred Stock ("Series A Preferred") at a purchase price of $100 per share and a warrant for 75,000 Series A Preferred (the "Warrant") in a private placement for a total purchase price of $10,000,000 on September 7, 2000. The Series A Preferred are convertible into 5,872,098 Shares and the Warrant is convertible into 4,404,074 Shares. In the transaction which is the subject of this filing, the Accounts released the funds to purchase 3,500,000 Shares from The Kushner-Locke Company ("Kushner-Locke") on October 5, 2000. The Shares were priced at $1.20/Share for a total purchase of $4,200,000.

The funds for the purchase of the Shares held by the Accounts were obtained from the contributions of their various partners/shareholders. Such funds may also include the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley Dean Witter & Co.

Item  4.  Purpose  of  Transaction

The holding of the Shares described herein is conducted in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional Shares or dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. Two employees of the Reporting Person currently serve on the Board of Directors of the Company. The Reporting Person reserves the right to take whatever further action with respect to the Accounts' holdings in the Company as the Reporting Person deems to be in the best interest of such Accounts.

Item  5.  Interest  in  Securities  of  the  Issuer

As of the date hereof, the Reporting Person beneficially owns in the aggregate 13,776,172 Shares. These Shares represent approximately 46.8% of the 29,433,017 Shares that the Reporting Person believes to be outstanding if the Warrant and the Series A Preferred were converted into Shares. In addition, two employees of the Reporting Person serve on the Board of Directors of the Company. The Reporting Power has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The purchase agreement dated September 7, 2000 between the Reporting Person and Kushner-Locke (the "Purchase Agreement") was disclosed previously on the Reporting Person's initial Schedule 13D, filed with the Securities and Exchange Commission on September 14, 2000. There has been no changes or amendments made to the Purchase Agreement. In addition, as previously reported, in connection with the Purchase Agreement and subject to a Right of First Refusal Agreement dated as of September 7, 2000 between the Reporting Person and Kushner Locke, the Reporting Person obtained the right of first refusal with respect to future sales of certain additional Shares currently owned by Kushner-Locke. Furthermore, pursuant to the purchase agreement between the Reporting Person and the Company dated September 7, 2000, the Reporting Person has agreed to purchase an additional 100,000 Shares of Series A Preferred subject to certain business and other closing conditions being met by the Company within twelve months from the date of such agreement. Therefore, excluding any rights of first refusal, any pre-emptive rights, the effect of dividends and the issuance of further stock by the Company, the Reporting Person may beneficially own 275,000 shares of Series A Preferred and 3,500,000 Shares, or up to 55.7% of the voting securities of the Company on a fully diluted basis.

Item  7.  Material  to  be  Filed  as  Exhibits

None.

After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October  12,  2000

Pequot  Capital  Management,  Inc.

By:/s/  David  J.  Malat
   David  J.  Malat,  Chief  Accounting  Officer